Notice Document

NScore Flex

Issued by

National Security Life and Annuity Company

Through

National Security Variable Account N

May 1, 2021

This Notice Document summarizes certain key features of NScore Flex, an individual, flexible premium variable annuity contract. The contract is issued by National Security Life and Annuity Company. The Notice Document also provides a summary of contract features that have changed since April 29, 2020.

You can find other information about the NScore Flex contract online at nslac.com/variableproducts. You can also obtain this information at no cost by calling 877.446.6020 or by sending an email request to NSCustService@nslac.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for Funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from National Security Life and Annuity Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from National Security Life and Annuity Company electronically by visiting nslac.com, logging into your account and electing e-delivery.

You may elect to receive all future reports in paper free of charge. You can inform National Security Life and Annuity Company that you wish to continue receiving paper copies of your shareholder reports by contacting us at 877.446.6020. Your election to receive reports in paper will apply to all Funds available under your contract.

Form 8566-UN-NSLAC	1

Glossary

Contract Value — Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in a DCA account.

DCA — Dollar cost averaging.

Fund — A mutual fund in which subaccount assets may be invested. See Appendix A.

National Security – National Security Life and Annuity Company, the depositor of the contract.

Subaccount — A subdivision of VAN. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.

Valuation Period — The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAN — National Security Variable Account N, a separate account of National Security consisting of assets segregated from National Security's general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

We, Us, Our — We, us and our refer to National Security.

You — You means the owner(s) of the contract or the last surviving owner’s estate if all owners are deceased.

Form 8566-UN-NSLAC	2

Summary of Contract Features That Have Changed

The information in this Notice Document is a summary of certain contract features that have changed since April 29, 2020. This may not reflect all of the changes that have occurred since you entered into your contract.

Availability of Funds

• The ON Foreign Portfolio was reorganized into the ON BlackRock Advantage International Equity on May 29, 2020.

• The ON Conservative Model Portfolio was reorganized into the ON Moderately Conservative Model Portfolio on December 4, 2020.

• As of May 1, 2021, the ON Risk Managed Balanced Portfolio is moved to be an investment option in Category 1, instead of Category 2, for any GLWB Plus, Joint GLWB Plus and GPP (2012) riders applied for before October 1, 2012. This change will not apply to you unless you make additional purchase payments or a transfer request.

Fee Changes

The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds (before any fee waiver or expense reimbursement) during the year ended December 31, 2020:

Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.34%	4.14%

Other Fund Changes

• As of May 1, 2021, the ON Janus Henderson Venture Portfolio changed its name to ON AB Small Cap Portfolio, and its sub-adviser changed from Janus Capital Management LLC to AllianceBernstein L.P.

• As of May 1, 2021, the ON Janus Henderson Enterprise Portfolio changed its name to ON AB Mid Cap Core Portfolio, and its sub-adviser changed from Janus Capital Management LLC to AllianceBernstein L.P.

• As of April 23, 2021, the Jennison Portfolio is changing its name to PSF PGIM Jennison Growth Portfolio, and the Jennison 20/20 Focus Portfolio is changing its name to PSF PGIM Jennison Focused Blend Portfolio.

• On or about May 1, 2021, the Franklin Flex Cap Growth VIP Fund is changing its name to Franklin DynaTech VIP Fund.

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IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

1	As a percentage of average Contract Value in the separate account.
2	As a percentage of average Fund net assets.
3

The minimum fee reflects the current charge for the least expensive optional benefit, the Annual Stepped-Up Death Benefit, calculated as a percentage of the optional death benefit. The maximum fee reflects the current charge for the most expensive optional benefit, the Joint GLWB Plus, calculated as an annualized percentage of the amount that is guaranteed under the optional benefit.

FEES AND EXPENSES
Charges for Early Withdrawal	None
Transaction Charges

In addition to surrender charges, you may also be charged for other transactions, such as when you transfer Contract Value between investment options more than 12 times per contract year or for special requests (such as wire transfers or overnight mail).

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.75%[1]	1.75% [1]
	2. Investment options (Fund fees and expenses)	0.34%[2]	4.14%[2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.25%[3]	1.35%%[3]

Form 8566-UN-NSLAC	4

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

LOWEST ANNUAL COST ESTIMATE: $1,821	HIGHEST ANNUAL COST ESTIMATE: $6,721

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Least expensive combination of contract classes and Fund fees and expenses

• No optional benefits

• No sales charges

• No additional purchase payments, transfers or withdrawals

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Most expensive combination of contract classes, optional benefits, and Fund fees and expenses

• No sales charges

• No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You can lose money by investing in this contract.
Not a Short-Term Investment

This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon.

Risks Associated with Investment Options

An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.

Each investment option has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Insurance Company Risks

Any obligations, guarantees, and benefits of the contract are subject to the claims-paying ability of National Security. More information about National Security, including our financial strength ratings, is available upon request by calling us at 877.446.6020.

RESTRICTIONS
Investments

We reserve the right to charge $10 for each transfer when you transfer money between subaccounts in excess of 12 times in a contract year.

We reserve the right to limit transfers in circumstances of frequent or large transfers.

We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

Optional Benefits

Certain optional benefits limit or restrict the investment options that you may select under the contract. We may change the investment restrictions in the future, including limiting the investment options available with the optional benefit.

Certain optional benefits could limit subsequent purchase payments.

Certain benefits may limit withdrawals or other rights under the contract. Under certain benefits, withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value of or even terminate the benefit.

Form 8566-UN-NSLAC	5

TAXES
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.

Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
Investment Professional Compensation

Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation. Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form 8566-UN-NSLAC	6

Appendix A

Funds Available Under the Contract

The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at nslac.com/variableproducts. You can also request this information at no cost by calling 877.446.6020 or by sending an email request to NSCustService@nslac.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 year	5 year	10 year
Allocation	ON Moderately Conservative Model Portfolio Adviser: Ohio National Investments, Inc.	1.00%*	11.43%	N/A	N/A
Allocation	ON Balanced Model Portfolio Adviser: Ohio National Investments, Inc.	1.00%*	13.76%	N/A	N/A
Allocation	ON Moderate Growth Model Portfolio Adviser: Ohio National Investments, Inc.	1.01%	15.74%	N/A	N/A
Allocation	ON Growth Model Portfolio Adviser: Ohio National Investments, Inc.	1.08%	18.68%	N/A	N/A
Corporate Bond	ON Bond Portfolio Adviser: Ohio National Investments, Inc.	0.60%	9.59%	6.90%	4.94%
Allocation	ON BlackRock Balanced Allocation Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.55%	15.65%	11.26%	10.60%
Large Cap Blend Equity	ON S&P 500® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.39%	17.99%	14.76%	13.40%
Foreign Large Cap Blend Equity	ON BlackRock Advantage International Equity Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.91%	6.74%	6.14%	3.28%
Large Cap Growth Equity	ON Janus Henderson Forty Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Janus Capital Management LLC	0.79%	37.87%	20.91%	16.92%
Mid Cap Growth Equity	ON AB Mid Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.85%	19.15%	15.25%	12.68%

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High Yield Bond	ON Federated High Income Bond Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Federated Investment Management Company	0.83%	6.26%	7.72%	6.42%
Fixed Income	ON Federated Core Plus Bond Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Federated Investment Management Company	0.66%	4.70%	N/A	N/A
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Value Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.74%	3.66%	7.53%	9.56%
Small Cap Growth Equity	ON AB Small Cap Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.82%	34.04%	16.32%	15.27%
Large Cap Growth Equity	ON Nasdaq-100® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.42%	48.32%	23.71%	20.04%
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.70%	17.55%	12.62%	12.29%
Small Cap Growth Equity	ON BlackRock Advantage Small Cap Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.86%	34.34%	16.76%	12.10%
Small Cap Growth Equity	ON S&P MidCap 400® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.42%	13.33%	9.76%	9.91%
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.79%	33.97%	17.19%	14.76%
Allocation	ON Risk Managed Balanced Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.98%	22.15%	13.11%	N/A
Allocation	AB VPS Dynamic Asset Allocation Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	1.06%*	4.86%	5.76%	N/A

Form 8566-UN-NSLAC	8

Allocation	AB VPS Global Risk Allocation-Moderate Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	1.00%*	2.45%	5.86%	N/A
Large Cap Value Equity	AB VPS Growth & Income Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	0.87%*	2.47%	9.46%	11.29%
Small Cap Growth Equity	AB VPS Small Cap Growth Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	1.15%*	53.64%	24.04%	17.27%
Foreign Large Cap Growth Equity	Invesco V.I. International Growth Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.17%	13.74%	8.55%	6.46%
Allocation	Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.05%*	9.99%	7.62%	6.12%
Large Cap Blend Equity	Appreciation Portfolio (Service Shares) Adviser: BNY Mellon Investment Adviser, Inc.	1.06%	23.38%	16.30%	12.44%
Mid Cap Growth Equity	Federated Hermes Kaufmann Fund II (Service Shares) Adviser: Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	1.75%	28.48%	18.65%	14.47%
Allocation	Federated Hermes Managed Volatility Fund II (Primary Shares) Adviser: Federated Global Investment Management Corp., Federated Investment Management Company and Federated Equity Management Company of Pennsylvania	1.21%	0.71%	6.90%	6.73%
Large Cap Growth Equity	Fidelity® VIP Contrafund® Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.86%	30.23%	15.90%	13.23%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.87%	17.87%	10.79%	9.22%
Large Cap Growth Equity	Fidelity® VIP Growth Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.72%	43.55%	21.02%	16.96%
Money Market	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company LLC SubAdviser: Fidelity Investments Money Management, Inc.	0.34%	0.28%	0.89%	0.45%

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Large Cap Value Equity	Fidelity® VIP Equity-Income Portfolio (Service Class 2); Adviser: Fidelity Management & Research Company	0.78%	6.44%	10.41%	9.89%
Real Estate Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity SelectCo, LLC	0.91%	-6.79%	3.25%	7.40%
Allocation	Fidelity® VIP Target Volatility Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.88%*	8.99%	8.23%	N/A
Allocation	Franklin VolSmart Allocation VIP Fund (Class 5) Adviser: Franklin Advisers, Inc.	0.92%*	16.78%	9.20%	N/A
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	0.82%*	0.58%	6.83%	5.88%
Allocation	Franklin Income VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	0.82%*	0.58%	6.83%	5.88%
Allocation	Franklin DynaTech VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	1.06%*	44.71%	19.18%	14.25%
Allocation	Templeton Foreign VIP Fund (Class 4) Adviser: Templeton Investment Counsel, LLC	1.21%*	-1.34%	3.20%	2.31%
Large Cap Value Equity	Goldman Sachs Large Cap Value Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.93%*	3.74%	7.72%	8.60%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.77%*	17.32%	13.42%	13.46%
Large Cap Blend Equity	Goldman Sachs Strategic Growth Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.99%*	40.11%	19.92%	16.10%
Allocation	Goldman Sachs Global Trends Allocation Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.96%*	4.11%	5.64%	N/A
Allocation	Ivy VIP Asset Strategy (Class II Shares) Adviser: Ivy Investment Management Company	1.02%	13.88%	8.61%	6.15%
Natural Resources Equity	Ivy VIP Natural Resources (Class II Shares) Adviser: Ivy Investment Management Company	1.32%	-11.99%	-1.17%	-5.82%
Technology Equity	Ivy VIP Science and Technology (Class II Shares) Adviser: Ivy Investment Management Company	1.16%	35.36%	20.80%	17.09%
Large Cap Growth Equity	Janus Henderson Research Portfolio (Service Shares) Adviser: Janus Capital Management LLC	1.09%	32.58%	17.38%	14.38%
Foreign Large Cap Blend Equity	Janus Henderson Overseas Portfolio (Service Shares) Adviser: Janus Capital Management LLC	1.08%	16.02%	8.77%	0.66%

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World Large Cap Equity	Janus Henderson Global Research Portfolio (Service Shares) Adviser: Janus Capital Management LLC	1.09%	19.76%	13.06%	9.81%
Allocation	Janus Henderson Balanced Portfolio (Service Shares) Adviser: Janus Capital Management LLC	0.87%	14.03%	11.53%	9.95%
Large Cap Value Equity	Janus Henderson U.S. Low Volatility Portfolio (Service Shares) Adviser: Janus Capital Management LLC Subadviser: Intech Investment Management LLC	0.83%	3.51%	9.88%	N/A
Intermediate Core-Plus Bond	Janus Henderson Flexible Bond Portfolio (Service Shares) Adviser: Janus Capital Management LLC	0.82%*	10.25%	4.67%	4.19%
Mid Cap Value Equity	JPMorgan Insurance Trust Mid Cap Value Portfolio (Class I Shares) Adviser: J.P. Morgan Investment Management Inc.	0.76%	0.37%	7.92%	10.31%
Small Cap Blend Equity	JPMorgan Insurance Trust Small Cap Core Portfolio (Class I Shares) Adviser: J.P. Morgan Investment Management Inc.	0.82%*	13.69%	11.56%	11.27%
Small Cap Blend Equity	Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.15%*	6.76%	9.69%	8.84%
Emerging Markets Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.18%	-1.27%	7.96%	1.00%
Foreign Large Cap Blend Equity	Lazard Retirement International Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.17%*	8.24%	5.71%	5.73%
Allocation	Lazard Retirement Global Dynamic Multi-Asset Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	0.90%*	0.81%	6.67%	N/A
Large Cap Blend Equity	ClearBridge Variable Dividend Strategy Portfolio (Class I Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.76%	7.67%	13.06%	12.04%
Large Cap Value Equity	ClearBridge Variable Large Cap Value Portfolio (Class I Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.73%	5.25%	9.91%	10.91%
Allocation	QS Legg Mason Dynamic Multi-Strategy VIT Portfolio (Class I Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: QS Investors, LLC and Western Asset Management Company, LLC	1.01%	-8.04%	2.43%	N/A

Form 8566-UN-NSLAC	11

Intermediate Core-Plus Bond	Western Asset Core Plus VIT Portfolio (Class II Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: Western Asset Management Company, LLC, Western Asset Management Company Limited in London, Western Asset Management Company Pte Ltd in Singapore Western Asset Management Company Ltd in Japan	0.79%*	9.05%	5.50%	5.56%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.06%	36.12%	20.29%	15.65%
Small Cap Growth Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	45.58%	22.68%	14.41%
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%	9.52%	8.58%	8.07%
Large Cap Growth Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	1.04%	22.20%	18.39%	14.71%
Intermediate Core-Plus Bond	Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	0.95%*	7.55%	5.73%	4.90%
Real Cap Growth Equity	Morgan Stanley VIF U.S. Real Estate Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	1.07%*	-17.10%	-0.15%	4.99%
Large Cap Growth Equity	Morgan Stanley VIF Growth Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	0.82%*	116.76%	33.77%	23.58%
Mid Cap Growth Equity	AMT Mid Cap Intrinsic Value Portfolio (S Class Shares) Adviser: Neuberger Berman Investment Advisers LLC	1.26*%	-2.83%	5.23%	7.03%
Allocation	TOPS® Managed Risk Balanced ETF Portfolio (Class 2 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.75%	5.90%	6.01%	N/A
Allocation	TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 2 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.74%	5.91%	6.70%	N/A

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Allocation	TOPS® Managed Risk Growth ETF Portfolio (Class 2 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.74%	5.19%	6.90%	N/A
Allocation	TOPS® Managed Risk Balanced ETF Portfolio (Class 3 Shares)(1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.85%	5.66%	5.89%	N/A
Allocation	TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 3 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.84%	5.90%	6.60%	N/A
Allocation	TOPS® Managed Risk Growth ETF Portfolio (Class 3 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.84%	5.18%	6.80%	N/A
Inflation Protected Bond	PIMCO Real Return Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.84%	11.71%	5.25%	3.63%
Intermediate Core-Plus Bond	PIMCO Total Return Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.69%	8.65%	4.75%	3.93%
Global Bond	PIMCO Global Bond Opportunities Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.93%	10.12%	4.82%	2.72%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.24%*	1.35%	2.67%	-5.39%
Allocation	PIMCO Global Diversified Allocation Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.04%*	4.15%	7.78%	N/A
Ultrashort Bond	PIMCO Short-Term Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.62%	2.24%	2.27%	1.70%

Form 8566-UN-NSLAC	13

Short Term Bond	PIMCO Low Duration Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.69%	2.99%	2.01%	1.79%
Large Cap Growth Equity	PSF PGIM Jennison Growth Portfolio (Class II Shares) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.02%	55.57%	22.37%	18.13%
Large Cap Growth Equity	PSF PGIM Jennison Focused Blend Portfolio (Class II Shares) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.26%	30.41%	15.70%	12.34%
Small Cap Value Equity	Royce Small-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.08%*	-7.15%	5.18%	5.56%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.33%*	23.79%	11.13%	5.05%
Allocation	ON iShares Managed Risk Balanced Portfolio** Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.73%	N/A	N/A	N/A
Equity	ON Janus Henderson U.S. Low Volatility Portfolio** Adviser: Ohio National Investments, Inc. Subadviser: Janus Capital Management LLC	0.63%	N/A	N/A	N/A

(1) Class 3 Shares for contracts applied for on or after May 1, 2015. Class 2 Shares for contracts applied for before May 1, 2015.

*Annual expenses reflect temporary fee reductions.

**Available on or about June 25, 2021, or as soon as reasonably practicable after we have obtained a substitution order from the SEC for which the portfolios are replacement portfolios.

Investment Options Available with Certain Optional Riders

GLWB Preferred I.S.

Allocations:

	Minimum	Maximum
Category 1 Investment Options	25%	100%
Any individual investment option included in Category 1	0%	50%
Category 2 Investment Options	0%	75%
Any individual investment option included in Category 2	0%	25%

Investment Options:

Form 8566-UN-NSLAC	14

CATEGORY 1

Ohio National Fund, Inc.

ON Risk Managed Balanced Portfolio

AB Variable Product Series Fund, Inc.

AB VPS Global Risk Allocation-Moderate Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Legg Mason Partners Variable Equity Trust

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Diversified Allocation Portfolio

CATEGORY 2

Ohio National Fund, Inc.

ON Balanced Model Portfolio

ON BlackRock Balanced Allocation Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

Federated Hermes Insurance Series

Federated Hermes Managed Volatility Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Janus Aspen Series

Janus Henderson U.S. Low Volatility Portfolio

Janus Henderson Balanced Portfolio

Lazard Retirement Series, Inc.

Lazard Retirement Global Dynamic Multi-Asset Portfolio

MFS® Variable Insurance Trust

MFS® Total Return Series

Northern Lights Variable Trust

TOPS® Managed Risk Growth ETF Portfolio

GLWB Plus and GPP (2012) Applied for on or after October 1, 2012

Allocations:

	Minimum	Maximum
Category 1 Investment Options	25%	100%
Any individual investment option included in Category 1	0%	50%
Category 2 Investment Options	0%	75%
Any individual investment option included in Category 2	0%	25%

Investment Options:

CATEGORY 1

Ohio National Fund, Inc.

ON Risk Managed Balanced Portfolio

AB Variable Product Series Fund, Inc.

AB VPS Global Risk Allocation-Moderate Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Legg Mason Partners Variable Equity Trust

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Diversified Allocation Portfolio

Form 8566-UN-NSLAC	15

CATEGORY 2

Ohio National Fund, Inc.

ON Balanced Model Portfolio

ON BlackRock Balanced Allocation Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

Federated Hermes Insurance Series

Federated Hermes Managed Volatility Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Janus Aspen Series

Janus Henderson U.S. Low Volatility Portfolio

Janus Henderson Balanced Portfolio

Lazard Retirement Series, Inc.

Lazard Retirement Global Dynamic Multi-Asset Portfolio

MFS® Variable Insurance Trust

MFS® Total Return Series

Northern Lights Variable Trust

TOPS® Managed Risk Growth ETF Portfolio

GLWB Plus and GPP (2012) Applied for prior to October 1, 2012

Allocations:

	Minimum	Maximum
Category 1 Investment Options	50%	100%
Category 2 Investment Options	0%	50%

Investment Options:

CATEGORY 1	Ohio National Fund, Inc. ON Risk Managed Balanced Portfolio Legg Mason Partners Variable Equity Trust QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

TOPS® Managed Risk Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Diversified Allocation Portfolio

CATEGORY 2

Ohio National Fund, Inc.

ON Balanced Model Portfolio

ON BlackRock Balanced Allocation Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

Federated Hermes Insurance Series

Federated Hermes Managed Volatility Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Target Volatility Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Janus Aspen Series

Janus Henderson U.S. Low Volatility Portfolio

Lazard Retirement Series, Inc.

Lazard Retirement Global Dynamic Multi-Asset Portfolio

GMIB Plus with Annual Reset (2009)

Some or all of your purchase payments or Contract Value may be allocated to the Fixed Accumulation Account. Any portion that is not allocated to the Fixed Accumulation Account must be allocated in accordance with Option 1 or 2.

Option 1 – Select A Single Option

Allocation: 100%

Investment Options:

Ohio National Fund, Inc.

ON Moderately Conservative Portfolio

Form 8566-UN-NSLAC	16

ON Balanced Model Portfolio

Option 2 – Select Multiple Options

Allocations:

	Minimum	Maximum
Category 1 Investment Options	30%	60%
Category 2 Investment Options	0%	70%
Category 3 Investment Options	0%	25%
Category 4 Investment Options	0%	15%

Investment Options:

CATEGORY 1

Ohio National Fund, Inc.

ON Bond Portfolio

Fidelity® Variable Insurance Products

Fidelity® VIP Government Money Market Portfolio

Janus Aspen Series

Janus Henderson Flexible Bond Portfolio

Legg Mason Partners Variable Income Trust

Western Asset Core Plus VIT Portfolio

PIMCO Variable Insurance Trust

PIMCO Real Return Portfolio

PIMCO Total Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Low Duration Portfolio

Morgan Stanley Variable Insurance Fund, Inc.

Morgan Stanley VIF Core Plus Fixed Income Portfolio

CATEGORY 2

Ohio National Fund, Inc.

ON BlackRock Balanced Allocation Portfolio

ON S&P 500® Index Portfolio

ON BlackRock Advantage Large Cap Value Portfolio

ON Nasdaq-100® Index Portfolio

ON BlackRock Advantage Large Cap Core Portfolio

ON BlackRock Advantage Large Cap Growth Portfolio

ON S&P MidCap 400® Index Portfolio

ON Risk Managed Balanced Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

AB VPS Growth & Income Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

BNY Mellon Variable Investment Fund

Appreciation Portfolio

Federated Hermes Insurance Series

Federated Hermes Managed Volatility Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Contrafund® Portfolio

Fidelity® VIP Growth Portfolio

Fidelity® VIP Equity-Income Portfolio

Fidelity® VIP Target Volatility Portfolio

Franklin Templeton Variable
Insurance Products Trust

Franklin Income VIP Fund

Franklin DynaTech VIP Fund

Franklin Allocation VIP Fund

Templeton Foreign VIP Fund

Franklin VolSmart Allocation VIP Fund

Goldman Sachs Variable Insurance Trust

Goldman Sachs Large Cap Value Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Global Trends Allocation Fund

Ivy Variable Insurance Portfolios

Ivy VIP Asset Strategy

Janus Aspen Series

Janus Henderson Research Portfolio

Janus Henderson Balanced Portfolio

Janus Henderson U.S. Low Volatility Portfolio

Lazard Retirement Series, Inc.

Lazard Retirement Global Dynamic Multi-Asset Portfolio

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Value Portfolio

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

MFS® Variable Insurance Trust

MFS® Total Return Series

MFS® Variable Insurance Trust II

MFS® Massachusetts Investors Growth Stock Portfolio

Morgan Stanley Variable Insurance Fund, Inc.

Morgan Stanley VIF Growth Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

TOPS® Managed Risk Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Bond Opportunities Portfolio (Unhedged)

PIMCO Global Diversified Allocation Portfolio

The Prudential Series Fund, Inc.

PSF PGIM Jennison Growth Portfolio

PSF PGIM Jennison Focused Blend Portfolio

Form 8566-UN-NSLAC	17

CATEGORY 3

Ohio National Fund, Inc.

ON BlackRock Advantage International Equity Portfolio

ON Janus Henderson Forty Portfolio

ON Federated High Income Bond Portfolio

ON AB Mid Cap Core Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. International Growth Fund

Federated Hermes Insurance Series

Federated Hermes Kaufmann Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Mid Cap Portfolio

JPMorgan Insurance Trust

JPMorgan Insurance Trust Mid Cap Value Portfolio

Janus Aspen Series

Janus Henderson Overseas Portfolio

Janus Henderson Global Research Portfolio

Lazard Retirement Series, Inc.

Lazard Retirement International Equity Portfolio

MFS® Variable Insurance Trust

MFS® Mid Cap Growth Series

Neuberger Berman Advisers Management Trust

AMT Mid Cap Intrinsic Value Portfolio

CATEGORY 4

Ohio National Fund, Inc.

ON Foreign Portfolio

ON AB Small Cap Portfolio

ON BlackRock Advantage Small Cap Growth Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Small Cap Growth Portfolio

Fidelity® Variable Insurance Products

Fidelity® VIP Real Estate Portfolio

Ivy Variable Insurance Portfolios

Ivy VIP Natural Resources

Ivy VIP Science and Technology

JPMorgan Insurance Trust

JPMorgan Insurance Trust Small Cap Core Portfolio

Lazard Retirement Series, Inc.

Lazard Retirement US Small-Mid Cap Equity Portfolio

Lazard Retirement Emerging Markets Equity Portfolio

MFS® Variable Insurance Trust

MFS® New Discovery Series

PIMCO Variable Insurance Trust

PIMCO CommodityRealReturn® Strategy Portfolio

Royce Capital Fund

Royce Micro-Cap Portfolio

Royce Small-Cap Portfolio

Morgan Stanley Variable Insurance Fund, Inc.

Morgan Stanley VIF U.S. Real Estate Portfolio

Form 8566-UN-NSLAC	18

You may request other information about this contract and make investor inquiries by calling us at 877.446.6020. Reports and other information about National Security Variable Account N are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000085697

Form 8566-UN-NSLAC	19